UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40333

Largo Inc.
(Translation of registrant's name into English)

1 First Canadian Place,
100 King Street West, Suite 1600
Toronto, Ontario M5X 1G5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025 and 2024

99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2025

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

LARGO INC.

By:	/s/ Daniel Tellechea
Name:	Daniel Tellechea
Title:	Chief Executive Officer